Filed by: Fulton Financial Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Blue Foundry Bancorp

Commission File No.: 001-40619

This filing relates to the proposed transaction between Fulton Financial Corporation (“Fulton”) and Blue Foundry Bancorp (“Blue Foundry”) pursuant to the Agreement and Plan of Merger, dated as of November 24, 2025, by and between Fulton and Blue Foundry.

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Below is a Blue Foundry employee Town Hall Presentation, which was delivered on December 1, 2025, and made available to Blue Foundry employees.

Getting to Know Fulton Bank Blue Foundry Bancorp Acquisition December 1, 2025

Today’s Speakers & Agenda Curt Myers Bernadette Taylor Questions & Answers Chairman & CEO Chief Human Resources Officer • Welcome • HR Overview • Company Overview • Acquisition Timeline • Acquisition Overview © 2025 Fulton Bank, N.A. All rights reserved. 2

Get to Know Fulton Bank Big and small in all the right ways! Established in 1882; headquartered in Lancaster, PA Operates 200 Financial Centers & ATMs across a five-state footprint (PA, NJ, MD, DE, VA) Employs 3,300+ team members $32 billion financial services company with consumer, commercial and wealth advisory services Serves more than 750,000 customers © 2025 Fulton Bank, N.A. All rights reserved. 3

Our Values & Guiding Behaviors At Fulton, our values define us and our culture inspires us to do more. Each of us has the power to shape and strengthen our culture through our words and actions. Vision Mission Purpose To be the bank of choice for To deliver financial success by We changes lives for the better! who we are and how we providing solutions that result in operate. lasting relationships with our customers, employees and investors. © 2025 Fulton Bank, N.A. All rights reserved. 4

Office of the CEO—The “OCEO” Curt Myers Angela Snyder Andy Fiol Kevin Gremer Rick Kraemer Chairman & CEO President Chief Banking Officer Chief Operations & Chief Financial Technology Officer Officer Natasha Luddington Atul Malhotra Meg Mueller Allison Snyder Bernadette Taylor Chief Legal Officer Chief Risk Officer Enterprise Credit Chief of Staff Chief Human & Corp Secretary Executive Resources Officer © 2025 Fulton Bank, N.A. All rights reserved. 5

The Enterprise Leadership Team – The “ELT” Andy Fiol John Glover Smokey Glover Dave Hanson Atul Malhotra Chief Banking Head of Commercial Director of Fair & Chief Executive Chief Risk Officer Officer Business Responsible Officer FFA Banking JoBeth Mauriello Jun Nemitz Avi Patel Jeff Rush Angie Sargent Kim Shirker Head of Consumer Chief Credit Risk Chief Marketing & Executive Market Chief Information Director of Banking Banking Officer Data Scientist President Officer Operations © 2025 Fulton Bank, N.A. All rights reserved. 6

The Market Presidents – Making it Personal



Jeff Rush
Executive Market President



Quianna Agent-Phillips
Chief Inclusion Officer



Joe Durham
DelMarva



Wm. "Smokey" Glover
Director, Fair & Responsible Banking



Karen Frye
Central VA



Sean Murray
Lehigh Valley, Central & North NJ



Joe Rilatt
Central PA



Joe Tredinnick
Philly

Community Outreach Officers

Commercial Affinity Banking

Fulton Bank
© 2025 Fulton Bank, N.A. All rights reserved.
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Why this Merger? Solid northern NJ customer and deposit base, as well as strong talent and key locations that will support our drive for long-term growth. Security of a well-capitalized community bank with substantial resources to support team members as well as innovative products and enhanced services for customers. © 2025 Fulton Bank, N.A. All rights reserved. 8

Merger Benefits By combining our resources, we believe we can do even more to help change lives for the better! TEAM MEMBERS CUSTOMERS COMMUNITIES No immediate changes to Access to more locations Continue to be committed to either bank’s workforce, across the Mid-Atlantic region supporting the community locations or operations More and enhanced products Donation of $1.5 million to Larger company = more and services Fulton Forward Foundation resources, professional Access to wealth advisors, development and career with Fulton Financial Advisors opportunities Cultures align nicely © 2025 Fulton Bank, N.A. All rights reserved. 9

Human Resources

Our Employee Promise We will: Care about those matters that impact you Listen to and respect your opinions Understand the value of career success and the need to have family-work balance Consistently deliver a clear message of vision, expectation and support © 2025 Fulton Bank, N.A. All rights reserved. 11

Our Culture © 2025 Fulton Bank, N.A. All rights reserved. 12

Fulton Health and Welfare Programs We offer comprehensive benefits and other programs that enable you to thrive and be your best self, professionally and personally. Health Insurance Retirement & Work-life Other Benefits & Related Benefits Investments Choice of PPO or High- 401(k) Plan with employer Paid Time Off (PTO) Wellness Reimbursement deductible Plan (HDHP) match on the first 5% of Program Flexible Spending eligible pay Volunteer Paid Time Off Accounts & Health Employee Stock Purchase (VTO) Tuition Assistance Savings Accounts Plan Paid Holidays Employee Assistance Dental & Vision Plans Employee Banking Program Prescription Coverage Program Parental Leave • Checking benefit Pet Insurance Telemedicine Access Life Insurance • Qualified loan Adoption Assistance discounts Legal, Auto & Home Disability, Accident & credit cards Insurance Critical Illness Insurance • Reward Hospital Indemnity Program © 2025 Fulton Bank, N.A. All rights reserved. 13

Merger & Employment Timeline What to expect over the next year ACQUISITION CLOSES Q2 2026 BANK CONVERSION Blue Foundry becomes part of Mid-2026, we’ll convert Blue Fulton Financial Corporation. Pay Foundry’s systems, products and and benefits will not change. processes to Fulton Bank’s. STAFFING ASSESSMENTS & THE FULTON EXPERIENCE PERMANENT OFFERS Leaders participate in a leadership The integration team will assess staffing development workshop following and make offers, as appropriate. At this acceptance of a Fulton job offer. time, your pay and benefits could change. We’ll hold benefits “Lunch & Learns” when the time is right. © 2025 Fulton Bank, N.A. All rights reserved. 14

Questions?

Thank you!

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Forward-looking statements can be identified by the use of words such as “may,” “should,” “will,” “could,” “estimates,” “predicts,” “potential,” “continue,” “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “projects,” the negative of these terms and other comparable terminology. These forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Fulton and Blue Foundry with respect to the proposed business combination between Fulton and Blue Foundry (the “Proposed Transaction”), the strategic benefits and financial benefits of the Proposed Transaction, including the expected impact of the Proposed Transaction on Fulton’s future financial performance (including anticipated accretion to earnings per share and other metrics), and the timing of the closing of the Proposed Transaction. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are neither historical facts, nor assurance of future performance. Instead, the statements are based on current beliefs, expectations and assumptions regarding the future of the businesses of Fulton and Blue Foundry, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Fulton’s and Blue Foundry’s control, and actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not unduly rely on any of these forward-looking statements. All forward-looking statements attributable to Fulton or Blue Foundry, or persons acting on Fulton’s or Blue Foundry’s behalf, are expressly qualified in their entirety by the cautionary statements set forth below. Any forward-looking statement is based only on information currently available and speaks only as of the date when made. Fulton and Blue Foundry undertake no obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Factors relating to the Proposed Transaction that could cause or contribute to actual results differing materially from those contained or implied in forward-looking statements or historical performance include, in addition to those factors identified elsewhere in this communication:

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The possibility that revenue or expense synergies and other expected benefits of the Proposed Transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or challenges arising from, the integration of Blue Foundry into Fulton or as a result of the strength of the economy, competitive factors in the areas where Fulton and Blue Foundry do business, or as a result of other unexpected factors or events;

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The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement governing the terms and conditions of the Proposed Transaction;

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The possibility that the Proposed Transaction may not be completed when expected or at all because required regulatory, stockholder or other approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Fulton or Blue Foundry or the expected benefits of the Proposed Transaction);

•	Reputational risks and potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction;

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The dilution caused by Fulton’s issuance of common stock in connection with the Proposed Transaction; diversion of management’s attention and time from ongoing business operations and other opportunities on matters relating to the Proposed Transaction;

•	The outcome of any legal proceedings related to the Proposed Transaction which may be instituted against Fulton or Blue Foundry;

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Unanticipated challenges or delays in the integration of Blue Foundry’s business into Fulton’s business and or the conversion of Blue Foundry’s operating systems and customer data onto Fulton’s may significantly increase the expense associated with the Proposed Transaction; and

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Other factors that may affect future results of Fulton and Blue Foundry, including continued pressures and uncertainties within the banking industry and Fulton’s and Blue Foundry’s markets, including changes in interest rates, price fluctuations as well as other market events, and deposit amounts and composition, increased competitive pressures, operational risks, asset and credit quality deterioration, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which Fulton or Blue Foundry operate, and legislative, regulatory, and fiscal policy changes and related compliance costs.

These factors are not necessarily all of the factors that could cause Fulton’s or Blue Foundry’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Fulton’s or Blue Foundry’s results.

Further information regarding Fulton and Blue Foundry and factors that could affect the forward-looking statements contained herein can be found in Fulton’s Annual Report on Form 10-K for the year ended December 31, 2024, which is accessible on the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov and in the Investor Relations section of Fulton’s website at www.fultonbank.com, and in other documents Fulton files with the SEC and in Blue Foundry’s Annual Report on Form 10-K for the year ended December 31, 2024, which is accessible on the SEC’s website at www.sec.gov and available in the Investor Relations section of Blue Foundry’s website at https://bluefoundrybank.com and in other documents Blue Foundry files with the SEC. Information on these websites is not part of this document.

Additional Information About the Proposed Transaction and Where to Find it

In connection with the Proposed Transaction, Fulton will file a registration statement on Form S-4 with the SEC under the Securities Act to register the shares of Fulton common stock to be issued in connection with the Proposed Transaction that will include a proxy statement of Blue Foundry and a prospectus of Fulton (the “proxy statement/prospectus”) and other relevant documents in connection with the Proposed Transaction. The definitive proxy statement/prospectus will be sent to the stockholders of Blue Foundry seeking their approval of the Proposed Transaction and other related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND STOCKHOLDERS OF BLUE FOUNDRY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC BY FULTON OR BLUE FOUNDRY IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus (when it becomes available) and any other documents Fulton and Blue Foundry have filed and will file with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). In addition, copies of the proxy statement/prospectus and documents Fulton and Blue Foundry have filed or will file with the SEC that will be incorporated by reference into the proxy statement/prospectus may also be obtained free of charge on Fulton’s website at fultonbank.com or by contacting Matt Jozwiak, Fulton Financial Corporation, One Penn Square, Lancaster, PA 17602 or on Blue Foundry’s website at www.bluefoundrybank.com or by contacting Elyse D. Beidner, Blue Foundry Bancorp, 19 Park Avenue, Rutherford, NJ 07070.

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PARTICIPANTS IN THE SOLICITATION

Fulton, Blue Foundry and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Blue Foundry in connection with the Proposed Transaction under the rules of the SEC. Information regarding Fulton’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Fulton’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available here); in the sections entitled “Director Nominees,” “Executive Officers Who are Not Serving as Directors,” “Corporate Governance and Board Matters” and “Information Concerning Executive Compensation” in Fulton’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April  1, 2025 (available here); and other documents filed by Fulton with the SEC. Information regarding Blue Foundry’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Blue Foundry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March  27, 2025 (available here); in the sections entitled “Principal Shareholders and Stock Ownership of Management,” “Director Information,” “Directors,” “Board Composition,” “Transactions with Certain Related Persons,” “Executive Compensation,” and “Directors’ Compensation” in Blue Foundry’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders which was filed with the SEC on April  10, 2025 (available here); and other documents filed by Blue Foundry with the SEC. To the extent holdings of Fulton common stock by the directors and executive officers of Fulton or holdings of Blue Foundry common stock by directors and officers of Blue Foundry have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Proposed Transaction. Free copies of this document may be obtained as described in the preceding paragraph.

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